FOIA Confidential Treatment Requested by TTM Technologies, Inc.

September 7, 2017

VIA EDGAR

Kathleen Collins

Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D. C 20549

RE:	TTM Technologies, Inc.

Form 10-K for the fiscal year ended January 2, 2017

Filed February 24, 2017

Form 8-K furnished August 2, 2017

File No. 000-31285

Dear Ms. Collins:

TTM Technologies, Inc., a Delaware corporation (referred to as the “Company”, “we”, “our” or “us”), hereby submits its responses to the comments received from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 10, 2017 relating to the Company’s Form 10-K for the fiscal year ended January 2, 2017 filed February 24, 2017 (the “Form 10-K”) and the Company’s Form 8-K furnished August 2, 2017. For the convenience of the staff of the Commission (the “Staff”), the Commission’s comments have been stated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Due to the commercially sensitive nature of certain information contained herein, the Company has filed a separate letter (the “Request Letter”) with the Staff requesting confidential treatment of the portions of this letter bracketed below pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). For the Staff’s reference, the Company has enclosed with the Request Letter an unredacted copy of this letter marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of the highlighted and bracketed portions (the “Confidential Material”) of this response letter.

TTM-001

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

FOIA Confidential Treatment Requested by TTM Technologies, Inc.

Please promptly inform the following person of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83:

TTM Technologies, Inc.

1665 Scenic Avenue, Suite 250,

Costa Mesa, CA 92626

Attention: General Counsel

Telephone: (714) 327-3000

Form 10-K for the fiscal year ended January 2, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

1.	We note your reference, both in your risk factor disclosures and on your earnings calls, to the impact of capacity utilization rates on your financial condition and results of operations. To the extent that utilization rates is a key performance indicator use in managing your business, please include a discussion of this measure along with comparative period amounts or explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350.

Company Response:

The Company acknowledges the Staff’s comment regarding the Company’s disclosure of capacity utilization rates in our risk factors and earnings calls, and whether a discussion of capacity utilization rates along with comparative period amounts should be included in Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K (“MD&A”). The Company respectfully submits that a discussion of capacity utilization rates as a driver of our business is already included in our MD&A. The Company directs the Staff’s attention to the “Financial Overview” section of our MD&A on page 43 of our Form 10-K in which we explained that the increased demand we experienced during fiscal year 2016 “…resulted in higher capacity utilization at our Automotive focused facilities resulting in higher gross margins.” The Company further directs the Staff’s attention to the “Results of Operations – Gross Margins” section on page 48 and 49 of our Form 10-K in which we noted that the increase in gross margin we experienced in our PCB operating segment from fiscal year 2015 to fiscal year 2016 was due, among other drivers, to “…higher utilization and full year contribution from the Automotive focused facilities….” Similarly, we explained that the increase in our gross margin from fiscal 2014 to fiscal 2015 was primarily due to “…higher utilization at our advanced technology plants….”

TTM-002

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

FOIA Confidential Treatment Requested by TTM Technologies, Inc.

In light of the Staff’s comment, however, the Company will include capacity utilization rates for each applicable comparative period in future filings in which capacity utilization rate is discussed.

Notes to the Consolidated Financial Statements

Note 12. Fair Value Measures, page 98

2.	We note your reference to $13.5 million of derivative transaction gains included in fiscal 2016 earnings as well as amounts related to cash flow hedges reflected in other comprehensive income. Please tell us the extent to which you continue to use derivative financial statements for risk management purposes and if material, revise to include the disclosures required by ASC 815-10-50.

Company Response:

The Company acknowledges the Staff’s comment regarding the Company’s disclosure of $13.5 million of derivative transaction gains. The Company respectfully submits that, as disclosed in the “Other Income (Expense)” subsection of the MD&A on page 50 of our Form 10-K, such amount relates to both foreign currency gains, as well as derivative transaction gains. Further, the Company advises the Staff that the derivative impact was approximately $30,000 of the total referenced amount. Accordingly, the Company determined its use of derivatives to be immaterial for purposes of ASC 815-10-50 and therefore did not merit further disclosure in the Form 10-K.

The Company further advises the Staff that from time to time, it enters into foreign currency forward contracts to mitigate the impact of changes in foreign currency exchange rates. Specifically, the Company’s foreign subsidiaries at times purchase forward exchange contracts to manage their foreign currency risks in relation to certain purchases of machinery denominated in foreign currencies other than our foreign functional currency.

The Company designates certain of these foreign exchange contracts as cash flow hedges. To ensure the adequacy and effectiveness of our foreign exchange hedge positions, the Company continually monitors its foreign exchange forward positions, both on a stand-alone basis and in conjunction with their underlying foreign currency exposures, from an accounting and economic perspective.

As of July 3, 2017, our most recent quarter, the fair value of all open derivative assets and liabilities was approximately $109,000 and $101,000, respectively. Additionally, for the quarter and two quarters ended July 3, 2017, the Company recognized net losses related to derivative transactions of approximately $176,000 and $30,000, respectively. The Company does not believe the fair value of open derivatives nor the derivative transaction losses is material to its consolidated financial statements as of and for the quarter and two quarters ended July 3, 2017. The Company will continue to evaluate its use of derivatives, and if such use becomes material, the Company will include appropriate disclosure in future filings as required by ASC 815-10-50.

TTM-003

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

FOIA Confidential Treatment Requested by TTM Technologies, Inc.

Note 18. Segment Information, page 106

3.	We note that your PCB reportable segment is comprised of multiple, aggregated operating segments. Please tell us the operating segments that are aggregated into the PCB reportable segment and explain how you applied the guidance in ASC 280-10-50-11(a) to (e) when determining that these various operating segments qualified for aggregation into one reportable segment. If there are any differences in your operating segments, tell us why you determined that disaggregation was not warranted.

Company Response:

The Company additionally advises the Staff that our operating segments that are aggregated into the Printed Circuit Board (“PCB”) reportable segment are:

•	Aerospace & Defense/Specialty (“A&D”)

•	Automotive & Medical Industrial & Instrumentation (“AMI&I”)

•	Communications & Computing (“C&C”)

The Company manufactures multi-layer PCBs on a low-volume, quick-turn basis, as well as on a high-volume production basis. We are primarily a contract manufacturer that produces customer-specific PCBs. To that end, we believe the use of separate PCB operating segments allows us to better align with our end customers and markets. However, the Company ultimately decides where the customer-ordered products will be produced based on available capacity, facility capabilities, and facility qualification requirements. As a result, customer orders can be produced at different facilities or PCB operating segments if all factory qualification requirements are met.

We applied the guidance in ASC 280-10-50-11(a) to (e) as outlined below:

PCB Reportable Segment – Aggregation Analysis

Economic Criteria

Management determined that long-term average gross margins were the key economic factor in the consideration of similar economic characteristics. Gross margins for each operating segment have historically had variability due to fixed operating costs and business cycles, with variation also driven by volume, plant performance, and product mix. The A&D, C&C, and AMI&I operating segments have similar long-term average gross margins. The Company is a contract manufacturer and product pricing follows the same process irrespective of the operating segment. The Company’s historical average gross margins and expected future gross margins for the PCB operating segments would be within a range of [***] to [***].

Based on the analysis above management concluded the PCB operating segments have similar economic characteristics.

TTM-004

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

FOIA Confidential Treatment Requested by TTM Technologies, Inc.

Similar in Following Areas

a.	Nature of the products and services

The A&D, C&C, and AMI&I operating segments provide the same products and services. The value chain of manufacturing electrical equipment is outlined below:

The A&D, C&C, and AMI&I operating segments are in the initial or intermediate manufacturing step (the first two boxes above) of the manufacturing equipment value chain where raw materials are transformed into printed circuit boards. The PCB end product is not usable unless it undergoes further component loading and system integration. The size of the products range from small to mid-size and have low weight per unit. All the operating segments produce only one type of product (PCBs) which can be manufactured at any of the operating segments.

b.	Nature of Production Processes – the A&D, C&C, and AMI&I operating segments operate the same processes and functions.

All PCBs are processed using similar equipment and processes. PCB manufacturing uses a wet process with chemicals to produce PCBs. Manufacturing is process-driven, and the primary drivers include labor efficiency, yield performance, and scrap reduction. Although the A&D, C&C, and AMI&I operating segments can have production differences due to customer preferences, specific requests, and historical relationships, and some specialization in the plants, customer orders for most products can be processed from any of our operating segments because each operating segment has the same core processes. Moreover, the A&D, C&C, and AMI&I operating segments supply PCBs to customers who have similar PCB needs in the electronic equipment industry.

c.	Type or Class of Customer – The A&D, C&C, and AMI&I operating segments’ customers are OEMs who utilize the product as a component in the final manufacturing of their end-products. We sell directly to the OEMs or to their EMS providers who purchase on their behalf from our operating segments.

d.	Nature of distribution – The A&D, C&C, and AMI&I operating segments ship to our OEM customers or their EMS providers utilizing air freight, ground or ocean transport.

e.	Regulatory requirements – The A&D, C&C, and AMI&I operating segments adhere to similar local environmental regulations, including air quality and discharge regulations.

TTM-005

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

FOIA Confidential Treatment Requested by TTM Technologies, Inc.

Based on the analysis above, management concluded that the A&D, C&C, and AMI&I operating segments are similar. As such, the A&D, C&C, and AMI&I segments were aggregated into a single reportable operating segment, the PCB reportable operating segment, in accordance with the guidance in ASC 280-10-50-11(a) to (e).

Form 8-K furnished August 2, 2017

Business Outlook

4.	Please revise to include a quantitative reconciliation of your non-GAAP guidance measures to the most directly comparable GAAP measure, or include a statement that such reconciliation is not practicable without unreasonable effort. Refer to guidance in Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance Disclosure and Interpretations issued May 17, 2016.

Company Response:

The Company acknowledges the Staff’s comment regarding its use of non-GAAP forward looking information in our earnings guidance, namely the Company’s forecasted non-GAAP net income attributable to stockholders per diluted share (the “Non-GAAP Measure”) for the third quarter of 2017. The Company additionally advises the Staff that the financial measure calculated and presented in accordance with U.S. GAAP most directly comparable to the Non-GAAP Measure is net income attributable to stockholders per diluted share. The Company further notes that the timing and amount of certain items the Company excludes from its Non-GAAP Measure, such as restructuring actions, impairment charges, unusual gains and losses, and tax adjustments, are highly variable and difficult to predict due to various factors outside of management’s control and could have a material impact on the GAAP reported results for the applicable guidance period. Accordingly, the Company was unable to provide a reconciliation of its Non-GAAP Measure to net income attributable to stockholders per diluted share, on a forward-looking basis, without unreasonable efforts. In an effort to provide investors with transparency on the operations of the business and a method for investors to measure the Company’s performance period-over-period and to anticipate financial performance in future periods, and further given the inherent uncertainties in forecasting GAAP net income attributable to stockholders per diluted share, the Company determined to provide the Non-GAAP Measure it had available in lieu of providing no future guidance.

In future filings with the Commission in which the Company provides the Non-GAAP Measure, the Company will modify its disclosure to explain that a quantitative reconciliation cannot be provided without unreasonable effort, and will identify the information that is unavailable and the probable significance of such unavailable information, all in a manner substantially similar to our discussion in the paragraph above and in a location of equal or greater prominence as the Non-GAAP Measure.

TTM-006

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

FOIA Confidential Treatment Requested by TTM Technologies, Inc.

* * * * * * * * *

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Todd B. Schull
Todd B. Schull
Executive Vice President and Chief Financial Officer
TTM Technologies, Inc.

cc: Tony Sanchez, Corporate Controller

TTM-007

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.